SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d) of the

Securities Exchange Act of 1934

Date of Report (Date of earliest event reported) <u>October 22, 2003</u>

<u>THE PROGRESSIVE CORPORATION</u>
(Exact name of registrant as specified in its charter)

Ohio	1-9518	34-0963169
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

6300 Wilson Mills Road, Mayfield Village, Ohio	44143
(Address of principal executive offices)	(Zip Code)

Registrant's telephone number, including area code <u>440-461-5000</u>

<u>Not Applicable</u>
(Former name or former address, if changed since last report)

Item 12. <u>Results of Operations and Financial Condition.</u>

On October 22, 2003, The Progressive Corporation (the "Company") issued a News Release containing financial results of the Company for the three months and nine months ended September 30, 2003 (the "News Release"). A copy of the News Release is attached hereto as Exhibit 99.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

Dated: October 22, 2003

THE PROGRESSIVE CORPORATION

By: /s/ W. Thomas Forrester

Name: W. Thomas Forrester
Title: Vice President and Chief
Financial Officer

EXHIBIT INDEX

Exhibit No. Under Reg. S-K Item 601	Form 8-K Exhibit No.	Description
99	99	News Release dated October 22, 2003, containing financial results of The Progressive Corporation for the three months and nine months ended September 30, 2003